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 FORM 3
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
           Kardatzke Management, Inc.         (Month/Day/Year)                                                  (Month/Day/Year)
----------------------------------------                                  Integrated Medical Resources, Inc.
   (Last)     (First)     (Middle)                                        (IMRI)
                                               3/5/98
         70 Destacada Avenue               ----------------------------  -----------------------------------

                                                                         5. Relationship of Reporting        7. Individual or Joint/
---------------------------------------   3. IRS or Social Security          Person to Issuer                   Group Filing (Check
            (Street)                         Number of Reporting           (Check all applicable)               applicable line)
                                              Person (Voluntary)
                                                                               Director     X     10% Owner
Coral Gables      Florida      33156                                     -----            -----                 Form filed by One
--------------------------------------     ----------------------------        Officer            Other    ---- Reporting Persons
      (City)      (State)      (Zip)                                     -----            -----   (specify  X   Form filed by More
                                                                         (give title below)       below)   ---- than One Reporting
                                                                                                                Person
                                                                               ---------------------------
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* If the Form is filed by more than one Reporting Person.
  see instruction 5(b)(v)                                    TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Not Applicable
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                           (Print or Type Responses)

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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8.5% Convertible Note due
September 1, 1998               3/5/98     9/1/98            Common Stock    fn 1       fn 1           D
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Stock Option                    3/5/98    5/31/98            Common Stock    fn 2       fn 2           D
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Stock Option                    3/5/98    5/31/98            Common Stock    fn 3       fn 3           D
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Stock Option                    3/5/98   12/31/98            Common Stock    fn 4       fn 4           D
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Stock Option                    3/5/98   12/31/00            Common Stock    fn 5       fn 5           D
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Stock Option(6)                 3/5/98    3/5/00             Common Stock   300,000    $2.15           D
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Explanation of Responses:

(1)  The number of shares resulting from the conversion of this note (the "Note") is the principal amount of the Note ($1.6 million)
     divided by the lesser of $2.15 and the average of the closing market price for the Common Stock for the fifteen trading days prior to conversion.

(2)  This option ("Option 1") will become unavailable for exercise if the Note is converted.  The number of shares resulting from the exercise of Option 1 varies and is equal to the number of shares into which the Note is convertible.  The conversion price may also be based upon the average of the closing market price for the Common Stock for the fifteen trading days prior to conversion. Exercise of Option 1 is contingent on the conversion of the Note.

(3)  The number of shares resulting from the exercise of this option ("Option 2") is $1,000,000 divided by the lesser of $2.15 and the average of the closing market price for the Common Stock for the fifteen trading days prior to conversion.  Exercise of
     Option 2 in contingent on the conversion of the Note.

(4)  The number of shares resulting from the exercise of this option ("Option 3") was calculated by subtracting the number of shares resulting from the exercise of Option 1 and Option 2 from 2,000,000 and multiplying such amount by 0.50.  The exercise price of Option 3 through May 31, 1998 is $2.15 and thereafter is $2.70.  Exercise of Option 3 is contingent on the exercise of Option 1 and Option 2.

(5)  The number of shares resulting from the exercise of this option ("Option 4") was calculated by subtracting the number of shares resulting from the exercise of Option 1, Option 2 and Option 3 from 2,000,000 and multiplying such amount by 0.50.  The exercise price of Option 4 through December 31, 1999 is $3.10 and thereafter is $3.75.  Exercise of Option 4 is contingent on the exercise of Option 3.

(6)  Exercise of this option is contingent on the conversion of the Note.

                                                                                        /s/ E. Stanley Kardatzke, M.D.      3/16/98
                                                                                     -------------------------------   -------------
                                                                                     **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                     JOINT FILER INFORMATION FOR FORM 3 OF
                           KARDATZKE MANAGEMENT, INC.


Name of Other Reporting Persons*:

Dr. E. Stanley Kardatzke
Ms. Suzonne C. Kardatzke

Address of Other Reporting Persons:

70 Destacada Avenue
Coral Gables, Florida  33156


Name of Designated Filer:

Kardatzke Management, Inc.


Issuer Name and Trading Symbol:

Integrated Medical Resources, Inc.


Date of Event Requiring Statement:

March 5, 1998


Relationship of Other Reporting Persons to Issuer:

100% Joint Owners


* THE OTHER REPORTING PERSONS DISCLAIM BENEFICIAL OWNERSHIP OF THE SHARES OWNED BY KARDATZKE MANAGEMENT, INC. WITHIN THE MEANING OF RULE 13D-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Signature of Other Reporting Persons:

/s/ E. Stanley Kardatzke, M.D.                                    March 16, 1998
------------------------------                                    --------------
E. Stanley Kardatzke, M.D.                                                  Date



/s/ Suzonne C. Kardatzke                                          March 16, 1998
------------------------------                                    --------------
Suzonne C. Kardatzke                                                        Date





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